Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

DMI Furniture, Inc.

at

$3.30 Net Per Share

by

Churchill Acquisition Corp.

a wholly owned subsidiary of

Flexsteel Industries, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 17, 2003 UNLESS THE OFFER IS EXTENDED.

THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF AUGUST 12, 2003 (THE “MERGER AGREEMENT”), AMONG FLEXSTEEL INDUSTRIES, INC. (“FLEXSTEEL”), CHURCHILL ACQUISITION CORP. (THE “PURCHASER”) AND DMI FURNITURE, INC. (THE “COMPANY”). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.10 PER SHARE (THE “SHARES”), OF THE COMPANY THAT REPRESENTS AT LEAST A MAJORITY OF THE THEN OUTSTANDING SHARES ON A FULLY-DILUTED BASIS. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE SECTION 14—“CERTAIN CONDITIONS OF THE OFFER.”

ACTING UPON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE (AS DEFINED HEREIN), THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY (I) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER DESCRIBED HEREIN ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY, (II) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND APPROVED THE TENDER AND VOTING AGREEMENTS (AS DEFINED HEREIN) AND THE TRANSACTIONS CONTEMPLATED THEREBY AND (III) RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

August 20, 2003

SCHEDULE I

Directors and Executive Officers of Flexsteel and the Purchaser

i

SUMMARY TERM SHEET

Churchill Acquisition Corp. is offering to purchase all of the outstanding shares of common stock of DMI Furniture, Inc. for $3.30 per share in cash. The following are some of the questions you, as a stockholder of DMI, may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is Churchill Acquisition Corp. We are a Delaware corporation formed for the purpose of making a tender offer for all of the common stock of DMI. We are a wholly owned subsidiary of Flexsteel Industries, Inc., a Minnesota corporation. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Flexsteel and the Purchaser.”

What are the classes and amounts of securities sought in the offer?

We are seeking to purchase all of the outstanding shares of common stock of DMI. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $3.30 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase. Payments made to you in connection with the offer or the merger may also be subject to “backup withholding” at a rate of 28%, if certain requirements are not met. See Section 5—“Certain United States Federal Income Tax Consequences.”

Do you have the financial resources to make payment?

Flexsteel, our parent company, will provide us with approximately $17 million to purchase shares in the offer and to provide funding for the merger, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement. Flexsteel will use generally available corporate funds for this purpose. The offer is not conditioned upon any financing arrangements. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

•	the offer is being made for all outstanding shares solely for cash,

•	the offer is not subject to any financing condition, and

•	if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender in the offer?

You will have at least until 12:00 midnight, New York City time, on Wednesday, September 17, 2003, to tender your shares in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1—“Terms of the Offer” and 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the offer be extended and under what circumstances?

We have agreed in the merger agreement that:

•	Without the consent of DMI, we may extend the offer beyond the scheduled expiration date if at that date any of the conditions to our obligation to accept for payment and to pay for the shares are not satisfied or, to the extent permitted by the merger agreement, waived.

•	Without the consent of DMI, we may generally extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff applicable to the offer.

•	Without the consent of DMI, we may extend the offer for an additional period of not more than 10 business days beyond the scheduled expiration date if at that date at least 80% but less than 90% of the outstanding shares on a fully-diluted basis have been validly tendered and not withdrawn.

•	If, on the expiration date of the offer, (1) there is any pending proceeding by a governmental entity against Flexsteel, the Purchaser or DMI or any statute, law or regulation is enacted or promulgated, which has certain specified adverse effects on Flexsteel, the Purchaser, DMI or their ability to consummate the transactions contemplated by the merger agreement or (2) there is any banking moratorium, limitation on the extension of credit or any change which materially and adversely affects the ability of financial institutions in the United States to extend credit to credit worthy borrowers, subject to our right to terminate the merger agreement, we have agreed to extend the offer unless the conditions to the offer related to these matters could not reasonably be expected to be satisfied by November 30, 2003.

•	If, on the expiration date of the offer, DMI is in unintentional breach of its representations and warranties contained in the merger agreement or is in non-willful breach of its covenants and agreements contained in the merger agreement, subject to our right to terminate the merger agreement, we have agreed to extend the offer to a date that is not less than 30 days from the date we notified DMI of the breach.

•	Without the consent of DMI, we may elect to provide a “subsequent offering period” for the offer. A subsequent offering period, if one is included, will be an additional period of not less than three or more than twenty business days beginning after we have purchased shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our ability to extend the offer.

How will I be notified if the offer is extended?

If we extend the offer, we will inform American Stock Transfer and Trust Company (the depositary for the offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1—“Terms of the Offer.”

What are the most significant conditions to the offer?

•	We are not obligated to purchase any shares that are validly tendered unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least a majority of the then outstanding shares on a fully-diluted basis. We call this condition the “minimum condition.”

•	We are not obligated to purchase shares that are validly tendered if, among other things, there is a material adverse change in DMI or its business.

•	We are not obligated to purchase shares that are validly tendered if, among other things, the board of directors of DMI has withdrawn its recommendation of the offer and the merger.

The offer is also subject to a number of other conditions. We can waive some of the conditions to the offer without DMI’s consent. We cannot, however, waive the minimum condition. See Section 14—“Certain Conditions of the Offer.”

How do I tender my shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to American Stock Transfer and Trust Company, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq Stock Market trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered shares?

You may withdraw shares at any time until the offer has expired and, if we have not accepted your shares for payment by November 14, 2003, you may withdraw them at any time after that date until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw shares. See Section 4—“Withdrawal Rights.”

What does the DMI Board of Directors think of the offer?

We are making the offer pursuant to the merger agreement, which has been approved by the board of directors of DMI. Acting upon the unanimous recommendation of a special committee, comprised solely of independent directors, the board of directors of DMI unanimously (1) determined that the terms of the offer and the merger are fair to and in the best interests of the stockholders of DMI, (2) approved the merger agreement and the transactions contemplated thereby, including the offer and the merger, and approved the tender and voting agreements (discussed below) and the transactions contemplated thereby and (3) recommends that DMI’s stockholders accept the offer and tender their shares pursuant to the offer. See the “Introduction” to this Offer to Purchase.

Have any stockholders of DMI agreed to tender their shares?

Yes. Stockholders owning approximately 8% of the outstanding shares (on a fully-diluted basis) of DMI have entered into tender and voting agreements with Flexsteel and Purchaser. Pursuant to the tender and voting agreements, these stockholders have agreed to tender their shares in the offer. See the “Introduction” to this Offer to Purchase and Section 11—“The Merger Agreement and Related Agreements.”

If a majority of the shares are tendered and accepted for payment, will DMI continue as a public company?

No. Following the purchase of shares in the offer we expect to consummate the merger. If the merger takes place, DMI no longer will be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that DMI common stock will no longer be eligible to be traded through The Nasdaq SmallCap Market or other securities exchanges, there may not be a public trading market for DMI common stock, and DMI may no longer be required to make filings with the Securities and Exchange Commission or otherwise comply with the SEC rules relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

Will the tender offer be followed by a merger if all of the DMI shares are not tendered in the offer?

Yes. If we accept for payment and pay for at least a majority of the shares of DMI on a fully-diluted basis, Churchill Acquisition Corp. will be merged with and into DMI. If that merger takes place, Flexsteel will own all of the shares of DMI and all remaining stockholders of DMI (other than Flexsteel and stockholders properly exercising dissenters’ rights) will receive $3.30 per share in cash (or any higher price per share that is paid in the offer). See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the offer affect my shares?

If you decide not to tender your shares and the merger described above occurs, you will receive the same amount of cash per share that you would have received had you tendered your shares in the offer, without any interest being paid on such amount, subject to any dissenters’ rights properly exercised under Delaware law. Therefore, if the merger takes place and you do not exercise your right to dissent, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If you decide not to tender your shares in the offer and we purchase the tendered shares, but the merger does not occur, there may be so few remaining stockholders and publicly held shares that DMI common stock will no longer be eligible to be traded through The Nasdaq SmallCap Market or other securities exchanges and there may not be a public trading market for DMI common stock. Also, as described above, DMI may no longer be required to make filings with the Securities and Exchange Commission or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer” of this Offer to Purchase.

What is the market value of my shares as of a recent date?

On August 11, 2003, the last trading day before we announced the acquisition, the last sale price of DMI common stock reported on The Nasdaq SmallCap Market was $2.38 per share. On August 19, 2003, the last trading day before we commenced the tender offer, the last sale price of DMI common stock reported on The Nasdaq SmallCap Market was $3.28. We encourage you to obtain a recent quotation for shares of DMI common stock in deciding whether to tender your shares. See Section 6—“Price Range of Shares.”

Generally, what are the United States federal income tax consequences of tendering shares?

The receipt of cash for shares pursuant to the offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, if you sell your shares pursuant to the offer, or you receive cash in exchange for your shares pursuant to the merger, you will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and your adjusted tax basis in the shares sold pursuant to the offer or exchanged for cash pursuant to the merger. If the shares exchanged constitute capital assets in your hands, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15 percent, if the shares were held for more than one year, and at ordinary income tax rates, if held for one year or less. See Section 5—“Certain United States Federal Income Tax Consequences.”

Who should I talk to if I have questions about the tender offer?

You may call Innisfree M&A Incorporated at (888) 750-5834 (toll free). Innisfree M&A Incorporated is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of DMI Furniture, Inc.

INTRODUCTION

Churchill Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Flexsteel Industries, Inc., a Minnesota corporation (“Flexsteel”), hereby offers to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of DMI Furniture, Inc., a Delaware corporation (the “Company”), at a price of $3.30 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 12, 2003 (the “Merger Agreement”), among Flexsteel, the Purchaser and the Company. The Merger Agreement provides that the Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation (the “Surviving Corporation”), wholly owned by Flexsteel. Pursuant to the Merger, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by the Company or Flexsteel or any of their respective subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive $3.30 or any greater per Share price paid in the Offer in cash, without interest (the “Merger Consideration”).

In connection with the Merger Agreement, certain stockholders of the Company, who own 409,193 Shares in the aggregate (approximately 8% of the outstanding Shares on a fully-diluted basis), entered into Tender and Voting Agreements (the “Tender and Voting Agreements”), dated as of August 12, 2003, with Parent and the Purchaser. Pursuant to the Tender and Voting Agreements, such stockholders have agreed, among other things, to tender the Shares held by them in the Offer and to grant Parent a proxy with respect to the voting of such Shares in favor of the Merger upon the terms and subject to the conditions set forth therein.

The Merger Agreement and the Tender and Voting Agreements are more fully described in Section 11—“The Merger Agreement and Related Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Flexsteel or the Purchaser will pay all charges and expenses of American Stock Transfer and Trust Company, as depositary (the “Depositary”), and Innisfree M&A Incorporated, as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 16—“Fees and Expenses.”

Acting upon the unanimous recommendation of a special committee, comprised solely of independent directors (the “Special Committee”), the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and approved the Tender and Voting Agreements and the transactions contemplated thereby, and (iii) recommends that the Company’s stockholders accept the Offer and tender their shares pursuant to the Offer.

Mann, Armistead & Epperson, Ltd., the Special Committee’s financial advisor, has delivered to the Special Committee its written opinion, dated August 12, 2003, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the consideration to be received by holders of Shares pursuant to the Offer and the Merger Agreement is fair from a financial point of view to such holders. The full text of Mann, Armistead & Epperson’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an annex to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to stockholders with this Offer to Purchase. Stockholders are urged to read the full text of such opinion carefully and in its entirety.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer that number of Shares that represents at least a majority of then outstanding Shares on a fully-diluted basis (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions. See Section 14—“Certain Conditions of the Offer.”

For purposes of the Offer, “on a fully-diluted basis” means, as of any time, on a basis that includes the number of Shares that are actually issued and outstanding plus the maximum number of Shares that the Company may be required to issue pursuant to obligations under stock options, warrants and other rights or securities convertible into shares of Common Stock, whether or not currently exercisable. The Company has advised Flexsteel that, on August 12, 2003, 4,298,786 Shares were issued and outstanding and 811,101 Shares were subject to stock option grants. Neither Flexsteel nor the Purchaser beneficially owns any Shares. Accordingly, the Purchaser believes that the Minimum Condition would be satisfied if approximately 2,554,944 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

The Merger Agreement provides that, promptly upon the purchase of and payment for Shares pursuant to the Offer, Flexsteel will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the directors designated by Flexsteel pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding (on a fully-diluted basis). The Company has agreed, upon request of the Purchaser, promptly to increase the size of the Company Board, secure the resignations of such number of directors, or any combination of the foregoing, as is necessary to enable Flexsteel designees to be so elected or designated to the Company Board and, in accordance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection therewith, to cause Flexsteel designees to be so elected; provided, however, that until the Effective Time there shall be at least two independent directors on the Company Board. See Section 11—“The Merger Agreement and Related Agreements.”

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, the Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. The Company has agreed, if required, to cause a meeting of its stockholders to be held as promptly as practicable following consummation of the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. Flexsteel and the Purchaser have agreed to vote their Shares in favor of the approval and adoption of the Merger Agreement. See Section 11—“The Merger Agreement and Related Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.    Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all

Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, September 17, 2003, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to the Subsequent Offering Period described below), expires.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 14—“Certain Conditions of the Offer.” Subject to the provisions of the Merger Agreement, the Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition). If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement, the Purchaser may elect to (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) waive all of the unsatisfied conditions (other than the Minimum Condition) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended or (iv) amend the offer.

The Purchaser has agreed that, without the prior written consent of the Company, it will not make any change to the Offer that (i) waives or modifies the Minimum Condition or (ii) makes any other changes to the Offer that are in any manner adverse to the holders of Shares.

Subject to the terms of the Merger Agreement, the Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled Expiration Date if any of the conditions to the Purchaser’s obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer, (iii) extend the offer beyond the scheduled Expiration Date for an additional period of not more than 10 business days, if on the scheduled Expiration Date, there have been validly tendered and not withdrawn at least 80% of the outstanding Shares but less than 90% of the outstanding Shares on a fully-diluted basis or (iv) increase the Offer Price and extend the Offer to the extent required by law in connection with such increase.

The Merger Agreement provides that if, on the scheduled Expiration Date, (i) any of the events set forth in paragraphs (a), (b) or (c) of Section 14—“Certain Conditions of the Offer” shall have occurred and be continuing (and the condition with respect thereto shall not have been waived by Purchaser), subject to the Purchaser’s right to terminate the Merger Agreement in accordance with its terms, the Purchaser must extend the Offer unless such conditions could not reasonably be expected to be satisfied by November 30, 2003 (the “Outside Date”) and (ii) any of the events set forth in paragraph (f) of Section 14—“Certain Conditions of the Offer” (but only with respect to unintentional failures of such representations and warranties to be true and correct) or paragraph (g) of Section 14—“Certain Conditions of the Offer” (but only with respect to non-willful breaches of, or failures to comply with, covenants and agreements) shall have occurred and be continuing (and the condition with respect thereto shall not have been waived by the Purchaser), subject to the Purchaser’s right to terminate the Merger Agreement in accordance with its terms, the Purchaser must extend the Offer to a date that is not less than 30 days from the date the Purchaser notified the Company of such event.

The Merger Agreement also provides that, if the Minimum Condition is satisfied and the Purchaser purchases Shares in the Offer, the Purchaser may, in its sole discretion, provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”). A Subsequent Offering Period is an additional period of time from three to 20 business days in length, beginning after the Purchaser purchases Shares tendered in the Offer, during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d-11 provides that the Purchaser may include a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are deemed satisfied or waived by the Purchaser on or before the Expiration Date, (iii) the Purchaser accepts and promptly pays for all Shares tendered during the Offer prior to Expiration Date, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. Eastern time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, and (v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In the event that the Purchaser elects to provide a Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to terminate the Offer if any of the conditions set forth in Section 14—“Certain Conditions of the Offer” have not been satisfied, (ii) to waive any condition to the Offer (other than the Minimum Condition) or (iii) otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser’s rights set forth in Section 14—“Certain Conditions of the Offer”. Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or if it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.    Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 14—“Certain Conditions of the Offer,” the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn promptly after the Expiration Date. Subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15—“Certain Legal Matters; Regulatory Approvals.” If the Purchaser decides to include a Subsequent Offering Period, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1—“Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer (including during any Subsequent Offering Period), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.    Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.    In order for a stockholder validly to tender Shares pursuant to the Offer, either (1) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (or, with respect to any Subsequent Offering Period, if one is provided, prior to the expiration thereof), or (2) the tendering stockholder must comply with the guaranteed delivery procedures described below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.    The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (or, with respect to any Subsequent Offering Period, if one is provided, prior to the expiration thereof), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special

Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible grantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.    If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

(i)	such tender is made by or through an Eligible Institution;

(ii)	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

(iii)	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq Stock Market trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Other Requirements.    Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (ii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of Flexsteel, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.    By executing the Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivering an Agent’s Message in lieu of the Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Backup Withholding.    Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold 28% of the amount of any payments pursuant to the Offer. In order to prevent backup withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payments of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-corporate foreign stockholders should complete and sign an appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

4.    Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 14, 2003.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during the Subsequent Offering Period (if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of Flexsteel, the Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.    Certain United States Federal Income Tax Consequences.

The following is a general summary of certain United States federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose shares are converted into the right to receive cash in the Merger (a “Holder”). This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that may be relevant to Holders. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This discussion applies only to Holders that hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, shares held as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or to certain types of Holders (including, without limitation, financial institutions, insurance companies, tax-exempt organizations and dealers in securities) that may be subject to special rules. This discussion does not address the United States federal income tax consequences to a Holder that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust and does not consider the effect of any state, local, foreign or other tax laws.

Each holder should consult its tax advisor as to the particular tax consequences to it of the sale of its Shares, including the applicability and effect of the alternative minimum tax and federal, state, local and foreign tax laws and of possible changes in such tax laws.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income and other tax laws. For United States federal income tax purposes, a Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will generally recognize capital gain or loss equal to the difference (if any) between the amount of cash received and the Holder’s adjusted tax basis in Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss must be determined separately for each block of Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger (for example, Shares acquired at the same cost in a single transaction). Such capital gain or loss will be long-term capital gain or loss if the Holder has held such Shares for more than one year at the time of the completion of the Offer or consummation of the Merger. The recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003 reduces the top individual rate on long-term capital gains to 15 percent (five percent for taxpayers in the lower brackets). The long-term capital gains tax rate changes apply to sales and exchanges (and payments received) on or after May 6, 2003 and before January 1, 2009. There are limitations on the deductibility of capital losses.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a rate of 28% unless a Holder of Shares (i) provides a correct TIN (which, for an individual Holder, is the Holder’s social security number) and any other required information, or (ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A Holder that does not provide a correct TIN may be subject to penalties imposed by the Internal Revenue Service (the “IRS”). Holders may prevent backup withholding by completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the Holder’s United States federal income tax liability, provided that the required information is given to the IRS. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Each Holder should consult its tax advisor as to such Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6.    Price Range of Shares; Dividends.

The Shares trade on The Nasdaq SmallCap Market under the symbol “DMIF.” The following table sets forth, for the periods indicated, the high and low sale prices per Share. Share prices are as reported on The Nasdaq SmallCap Market based on published financial sources.

	Common Stock
	High	Low
Calendar Year 2001:
Third Quarter	$2.04	$1.25
Fourth Quarter	$1.75	$1.23
Calendar Year 2002:
First Quarter	$2.03	$1.36
Second Quarter	$2.00	$1.55
Third Quarter	$1.98	$1.32
Fourth Quarter	$1.95	$1.33
Calendar year 2003:
First Quarter	$2.35	$1.76
Second Quarter	$2.60	$1.70
Third Quarter (through August 19)	$3.29	$2.12

On August 11, 2003, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on The Nasdaq SmallCap market was $2.38 per Share. On August 19, 2003, the last full day of trading before the commencement of the Offer, the closing price of the Shares on The Nasdaq SmallCap Market was $3.28 per Share. Stockholders are urged to obtain a current market quotation for the Shares. The Company has not paid any cash dividends on the Shares since the Shares were first issued in 1977. Under the terms of the Merger Agreement, the Company is not permitted to declare, set aside for payment or pay any dividend or distribution with respect to the Shares.

7.    Certain Information Concerning the Company.

General.    The Company is a Delaware corporation with its principal offices located at One Oxmoor Place, 101 Bullitt Lane, Louisville, Kentucky 40222. The telephone number for the Company is (502) 426-4351. According to the Company’s Form 10-K for the fiscal year ended August 31, 2002, the Company is a marketer and importer of residential furniture and a vertically integrated manufacturer, importer and marketer of commercial office furniture. The Company’s three marketing divisions consist of DMI Commercial Office Furniture, selling primarily commercial office furniture; WYNWOOD Furniture Company, selling bedroom, dining and occasional furniture; and Home Styles, selling lifestyle furniture for the home.

Available Information.    The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC’s regional offices located at 233 Broadway, New York, New York 10279, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

Summary Financial Information.    Set forth below is certain summary financial information for the Company as excerpted from the Company’s Annual Reports on Form 10-K for the fiscal years ended August 31,

2002 and September 1, 2001and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2003. More comprehensive financial information is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

DMI Furniture, Inc.

Summary Financial Information

(in thousands, except per share data)

	9 Months Ended	Fiscal Year Ended
	May 31, 2003	August 31, 2002	September 1, 2001
Operating Data
Net sales	$78,631	$100,856	$106,328
Pretax income	2,283	1,834	1,549
Net income	1,496	1,355	875
Basic earnings per share	.35	.32	.21
Diluted net earnings per share	.34	.31	.20
Balance Sheet Data
Total assets	$54,160	$46,367	$46,877
Stockholders’ equity	17,799	16,589	15,552

Recent Developments.    The information set forth below is included under the heading “Recent Developments” in the Schedule 14D-9:

“In its public statements following the release of its earnings for the third fiscal quarter conference call, the Company stated that it could not predict when order levels would pick up and expected the operating environment in the fourth fiscal quarter to continue to be difficult. In addition to the current soft market for residential and commercial furniture, the shipment levels in fourth quarter of fiscal 2002 were the highest in the Company’s history. Accordingly, the Company continues to expect a significant decline in revenue for the fourth quarter of fiscal 2003 as compared to the fourth quarter of fiscal 2002.

The Company’s fourth fiscal quarter will not end until August 30, 2003, and it has not historically been the Company’s practice to estimate future financial results. Events that affect the day-to-day timing of when importing revenue is recognized and other factors make it difficult to accurately predict revenue as of a specific future date. The Company currently estimates that revenue for the fourth quarter of fiscal 2003 will be down from between 7% to 15% from the comparable period from a year ago.”

Certain Projections.    To the knowledge of Flexsteel and the Purchaser, the Company does not, as a matter of course, make public any forecasts as to its future financial performance. However, in connection with Flexsteel’s review of the transactions contemplated by the Merger Agreement, the Company provided Flexsteel with certain projected financial information concerning the Company. The Company has advised the Purchaser and Flexsteel that its internal financial forecasts (upon which the projections provided to Flexsteel and the Purchaser were based in part) are, in general, prepared solely for internal use, and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Flexsteel and the Purchaser), all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond the Company’s control, and none of which is subject to approval by Flexsteel or the Purchaser. Accordingly, there can be no assurance that the assumptions made by the Company in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Flexsteel, the Purchaser, the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. These projections are being provided only because the Company made them available to Flexsteel and the Purchaser in connection with their discussions regarding the Offer and the Merger. None of Flexsteel, the Purchaser, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them has or intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

The projections provided to Flexsteel by the Company included, among other things, the following forecasts of the Company’s net sales, gross profit, operating income and net income, respectively (in thousands): $112,037, $21,780, $5,673, and $2,331 in fiscal 2004; $126,100, $24,970, $7,221, and $3,073 in fiscal 2005; and $141,100, $28,664, $9,139, and $4,043 in fiscal 2006. These projections should be read together with the financial statements of the Company that can be obtained from the SEC as described above.

It is the understanding of Flexsteel and the Purchaser that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with generally accepted accounting principles, and the Company’s independent auditors have not examined or compiled the projections presented herein and accordingly assume no responsibility for them.

Except for the projections and except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although neither the Purchaser nor Flexsteel has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, neither the Purchaser nor Flexsteel takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

8.    Certain Information Concerning Flexsteel and the Purchaser.

General.    Flexsteel is a Minnesota corporation with its principal offices located at 3400 Jackson Street, Dubuque, Iowa 52004-0877. The telephone number of Flexsteel is (563) 556-7730. Flexsteel designs, manufactures and sells a broad line of upholstered furniture for residential, commercial and recreational vehicle seating use. Flexsteel has two operating segments—Seating Product and Retail Stores.

The Purchaser is a Delaware corporation with its principal offices located at 3400 Jackson Street, Dubuque, Iowa 52004-0877. The telephone number of the Purchaser is (563) 556-7730. The Purchaser is a wholly owned subsidiary of Flexsteel. The Purchaser was formed for the purpose of making a tender offer for all of the common stock of the Company.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of Flexsteel and the Purchaser and certain other information are set forth in Schedule I hereto.

On July 28, 1980, Jeffrey T. Bertsch, a director and officer of Flexsteel, purchased 10 Shares for $1.50 per share through an ordinary brokerage transaction. Except as described in this Offer to Purchase, (i) none of Flexsteel, the Purchaser or, to the best knowledge of Flexsteel and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Flexsteel or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Flexsteel, the Purchaser or, to the best knowledge of Flexsteel and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement, the Tender and Voting Agreements or as otherwise described in this Offer to Purchase, none of Flexsteel, the Purchaser nor, to the best knowledge of Flexsteel and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Flexsteel, the Purchaser or, to the best knowledge of Flexsteel and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contracts, negotiations or transactions between Flexsteel, the Purchaser or any of their respective subsidiaries or, to the best knowledge of Flexsteel and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information.    Pursuant to Rule 14d-3 under the Exchange Act, Flexsteel and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Flexsteel is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and, such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC’s regional offices located at 233 Broadway, New York, New York 10279, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Flexsteel’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

9.    Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements. Flexsteel and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $17 million plus related transaction fees and expenses. The Purchaser will acquire all such funds from Flexsteel, which currently intends to use generally available corporate funds for this purpose.

Because the only consideration in the Offer and Merger is cash and the Offer is to purchase all outstanding Shares, and in view of the absence of a financing condition and the amount of consideration payable in relation to the financial capacity of Flexsteel and its affiliates, the Purchaser believes the financial condition of Flexsteel and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

10.    Background of the Offer; Past Contacts or Negotiations with the Company.

On December 6, 2002, Howard Armistead, then a member of the Company Board, contacted K. Bruce Lauritsen, Chief Executive Officer and President of Flexsteel, to inquire if Flexsteel would be interested in learning more about the Company and considering the possibility of acquiring it. On the same day, Flexsteel and the Company entered into a confidentiality agreement in which the Flexsteel agreed to hold in confidence information provided by the Company in connection with Flexsteel’s evaluation of a possible acquisition of the Company.

On January 30, 2003, Donald D. Dreher, Chief Executive Officer and President of the Company, and Howard Armistead visited Flexsteel’s headquarters in Dubuque, Iowa and met with management of Flexsteel to discuss the businesses of Flexsteel and the Company.

On March 20, Mr. Lauritsen and other members of Flexsteel’s management visited the Company’s headquarters in Louisville, Kentucky, and toured the Company’s facilities in the Huntington, Indiana area.

On April 2, certain members of Flexsteel’s board of directors attended the Company’s open house in High Point, North Carolina. On April 6, 2003, Mr. Lauritsen and Mr. Dreher had a general discussion about their companies in High Point, North Carolina. On April 28 and 29, Mr. Lauritsen visited Mr. Dreher in Louisville, Kentucky and discussed the Company’s management structure and importing capabilities.

On May 14, Flexsteel and the Company entered into a mutual confidentiality agreement so that Flexsteel could supply the Company with its confidential information.

On June 16, Mr. Lauritsen met with Mr. Dreher in Chicago, Illinois and discussed the commercial office segment of the furniture industry and possible synergies between the two companies. Mr. Lauritsen informed Mr. Dreher that Flexsteel was interested in exploring the acquisition of the Company but no specific proposal was presented.

From July 10 to 11 and from July 17 to 18, Flexsteel representatives met with management of the Company and its representatives in Louisville, Kentucky. At these meetings, Flexsteel and its representatives reviewed and discussed the business and financial condition of the Company and commenced legal due diligence on the Company. Flexsteel continued its legal and business review of the Company from July 10 to August 12. During the course this review, Flexsteel representatives had discussions and meetings with Company representatives.

On July 28, the Company Board formed a special committee of independent directors, consisting of Thomas Levine, David Martin, Joseph Chalfant and Gerald Von Deylen, to evaluate and make a recommendation to the Company Board should Flexsteel make an offer to acquire the Company.

On July 29, in connection with continuing discussions relating to the potential acquisition, members of the Company’s management made a presentation to management of Flexsteel concerning the Company, its historic and projected financial performance, and its prospects.

On July 30, counsel for Flexsteel provided a draft merger agreement and a draft tender and voting agreement to counsel for the Company.

On July 31, the Board of Directors of Flexsteel authorized Flexsteel’s management to proceed with negotiations regarding the terms of the potential acquisition of the Company.

On August 2, Howard Armistead resigned from the Company Board, and Mann, Armistead & Epperson, Ltd., of which Mr. Armistead is a principal, was engaged by the Special Committee as financial advisor to the Special Committee.

On August 5, members of Flexsteel’s management and its financial advisor, Braydon Partners, L.L.C., met with representatives of Mann, Armistead and Mr. Dreher to discuss the terms of a possible transaction. At this meeting, representatives of Flexsteel made a proposal to acquire all the outstanding Shares for $3.05 per Share in cash. The terms of the proposed acquisition were set forth in the draft agreements Flexsteel had previously provided to counsel to the Company. Flexsteel’s proposal also included a termination fee of $2 million payable by the Company to Flexsteel if the merger agreement were terminated under certain circumstances. Mann, Armistead and Braydon Partners entered into lengthy discussions about Flexsteel’s willingness to pursue the transaction at an offer price at or around $4.00 per Share. After Flexsteel declined to raise the offer price to within this range, Mr. Armistead indicated that Mann, Armistead was prepared to recommend a transaction at $3.50 per Share with a significantly reduced termination fee to the Special Committee and the Company Board. Representatives of Flexsteel indicated that this price range was still too high. Representatives of Flexsteel and Mann, Armistead then discussed the possibility of identifying a price that Mann, Armistead and the Chairman of the Special Committee would recommend to the Special Committee and the Company Board. Following further discussions between representatives of Flexsteel and Mann, Armistead, and after consultation by Mr. Armistead with the Chairman of the Special Committee, Flexsteel indicated that, subject to approval by Flexsteel’s Board of Directors and the negotiation of a definitive merger agreement and tender and voting agreements, it was prepared to increase its offer to $3.30 per Share and would reduce the termination fee from $2,000,000 to $1,000,000 provided that Mann, Armistead and the Chairman of the Special Committee were prepared to recommend the transaction on these terms to the Special Committee and the Board of Directors of the Company. After further consultation, Mr. Armistead said that Mann, Armistead and the Chairman would recommend this proposal, subject to negotiation of the definitive merger agreement.

Between August 7 and August 12, representatives of Flexsteel and the Company negotiated the provisions of the merger agreement and the tender and voting agreements.

On August 8, Flexsteel and the Company approached the primary lender under the Company’s credit facility to discuss the need for certain waivers required under the credit facility in connection with the proposed transaction so that the Offer and the Merger would not constitute a default under the credit facility, nor would a change in management of the Company.

On August 9, the Board of Directors of Flexsteel unanimously approved the transaction and authorized proceeding with the Offer, the Merger and the transactions contemplated thereby.

Between August 11 and August 12, the Company negotiated the terms of an amendment to the Company’s credit facility to permit the consummation of the transactions contemplated by the merger agreement.

On August 12, based on the unanimous recommendation of the Special Committee, the Company Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, approved the Tender and Voting Agreements, determined Offer and the Merger to be fair to, and in the best interests of, the stockholders of the Company and agreed to recommend that stockholders tender their shares in the Offer and vote their shares in favor of the Merger. Later that day, the Company executed the amendment to its credit facility; Flexsteel, the Purchaser and the Company executed the Merger Agreement; and Flexsteel, the Purchaser and certain stockholders of the Company executed the Tender and Voting Agreements.

On August 13, Flexsteel and the Company issued a joint press release announcing the transaction.

On August 20, the Purchaser commenced the Offer.

During the Offer, Flexsteel and the Purchaser intend to have ongoing contacts with the Company and its directors, officers and stockholders.

11.    The Merger Agreement and Related Agreements.

Merger Agreement.    The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Merger Agreement.

The Offer.    The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 14—“Certain Conditions of the Offer.”

Directors.    The Merger Agreement provides that promptly upon the purchase of and payment for Shares pursuant to the Offer, Flexsteel will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (i) the total number of directors on the Company Board (giving effect to the directors elected or designated by Flexsteel pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by Flexsteel, Purchaser and any of their affiliates bears to the total number of Shares then outstanding (on a fully-diluted basis). The Company, at Flexsteel’s request, must either take all actions necessary to promptly increase the size of the Company Board, secure the resignations of such number of its directors, or any combination of the foregoing, as is necessary to enable Flexsteel’s designees to be elected or designated to the Company’s Board and will cause Flexsteel’s designees to be so elected or designated. The Company’s obligations relating to the Company Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

After Flexsteel’s designees are elected or appointed to the Company Board and until the Effective Time, the Company Board must have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the “Independent Directors”). If there are fewer than two Independent Directors for any reason, the remaining Independent Director, if any, will designate a person who is not an officer or affiliate of the Company, Flexsteel or any of their respective subsidiaries to fill such vacancy, and such person will be deemed to be an Independent Director, or if no Independent Directors remain, the other directors will designate two persons to fill the vacancies who are not officers or affiliates of the Company, Flexsteel or any of their respective subsidiaries and such persons will be deemed to be Independent Directors.

Following the election or appointment of Flexsteel’s designees to the Company Board and until the Effective Time, the approval of a majority of the Independent Directors will be required to authorize any: (i) amendment or termination of the Merger Agreement by the Company, (ii) exercise or waiver any of the Company’s rights under the Merger Agreement, (iii) extension by the Company of the time for performance of any obligations of Flexsteel or the Purchaser under the Merger Agreement or (iv) other action that would materially delay the receipt of the Merger Consideration by the stockholders of the Company.

The Merger.    The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into the Company with the Company being the Surviving Corporation. Following the Merger, the separate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation, wholly owned by Flexsteel.

If required by the DGCL, the Company will call and hold a meeting of its stockholders as soon as is reasonably practicable following consummation of the Offer for the purpose of voting upon the approval of the Merger Agreement. At any such meeting all Shares then owned by Flexsteel or the Purchaser or any other subsidiary of Flexsteel will be voted in favor of approval of the Merger Agreement.

Pursuant to the Merger Agreement, each Share outstanding at the Effective Time (other than Shares owned by the Company or Flexsteel or any of their respective subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL) will be converted into the right to receive the Merger Consideration. Stockholders who perfect their dissenters’ rights under the DGCL will be entitled to the amounts determined pursuant to such proceedings.

Representations and Warranties.    Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Flexsteel and the Purchaser, including representations relating to: organization;

subsidiaries and affiliates; capitalization; corporate authorizations; board approvals; vote required; consents and approvals, no violations; SEC filings and financial statements; absence of certain changes; absence of undisclosed liabilities; litigation; employee benefit plans; taxes; contracts; real and personal property; intellectual property; labor matters; compliance with laws; condition of assets; customers and suppliers; environmental matters; insurance; certain business practices; information provided by the Company for inclusion in the Offer documents or the Schedule 14D-9; the opinion of the Company’s financial advisor; and brokers.

Certain representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality,” “Company Material Adverse Effect” or “Company Material Adverse Change.” For purposes of the Merger Agreement and this Offer to Purchase, the term “Company Material Adverse Effect” or “Company Material Adverse Change” means any change, development, condition or circumstance having a material adverse effect on (i) the assets, business, operations, results of operations, liabilities, or financial condition of the Company and its subsidiaries, taken as a whole, or (ii) the ability of the Company to perform its obligations under the Merger Agreement or consummate each of the transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, Flexsteel and the Purchaser have made customary representations and warranties to the Company, including representations relating to: organization; corporate authorizations; consents and approvals, no violations; the Offer documents and the information provided by Flexsteel and the Purchaser for inclusion in the Schedule 14D-9; brokers; financing; and the Purchaser’s activities. Certain representations and warranties in the Merger Agreement made by Flexsteel and the Purchaser are qualified as to “materiality.”

Company Conduct of Business Covenants.    The Merger Agreement provides that, except as expressly contemplated by the Merger Agreement or set forth on the Company Disclosure Schedule, after the date of the Merger Agreement, and prior to the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the time the designees of Flexsteel constitute a majority of the Company Board:

(a)	the business of the Company and its subsidiaries will be conducted only in the ordinary course of business consistent with past practice, and each of the Company and its subsidiaries will use its reasonable best efforts to preserve its present business organization intact, to keep available the services of its current officers, employees and consultants, and to maintain reasonably good relations with customers, suppliers, employees, contractors, distributors and others having business dealings with it;

(b)	neither the Company nor any of its subsidiaries will, (i) directly or indirectly, except with respect to the Company, for the issuance of Shares upon the exercise of the options or other rights to purchase Shares pursuant to the Company’s option plans outstanding on the date of the Merger Agreement, issue, sell, transfer, dispose of, encumber or pledge any shares of capital stock of the Company or any capital stock or other equity interests of any of the Company’s subsidiaries, securities convertible into or exchangeable for, or options, warrants or rights of any kind to acquire any shares of such capital stock or other equity interests or any other ownership interest; (ii) amend or otherwise change its Certificate of Incorporation or Bylaws or similar organizational documents; (iii) split, combine, reclassify, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests; or (iv) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock;

(c)

neither the Company nor any of its subsidiaries will (i) incur or assume indebtedness (which shall not include trade payables) (except for indebtedness for working capital incurred under the revolving portion of the Company’s existing credit facility in the ordinary course of business with the aggregate amount of such indebtedness not to exceed $26,500,000 at any one time) or issue any debt securities; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than a subsidiary of the Company); (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than the Company or any of its subsidiaries); (iv) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein; (v) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its material assets or properties, other than in the ordinary course of business consistent with past practice;

(d)	neither the Company nor any of its subsidiaries will (i) change the compensation or benefits payable or to become payable to any of its officers, directors, employees, agents or consultants (other than as required by any collective bargaining agreement); (ii) enter into or amend any employment, severance, consulting, termination or other agreement related to employment or employee benefit plans (except as required by law); or (iii) make any loans to any of its officers, directors, employees, agents, consultants or affiliates or change its existing borrowing or lending arrangements for or on behalf of any of such persons;

(e)	neither the Company nor any of its subsidiaries will (i) pay or arrange for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or make any arrangement for payment to any officers, directors, employees or affiliates of the Company of any amount relating to unused vacation days, except payments and accruals made in the ordinary course of business consistent with past practice; (ii) except as may be required pursuant to the terms of an employee benefit plan or agreement as in effect as of the date of the Merger Agreement, adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer or employee, whether past or present; or (iii) amend in any material respect any such existing employee benefit plan, agreement or arrangement;

(f)	neither the Company nor any of its subsidiaries will, (i) modify or amend in any material respect or terminate any material contract to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound; (ii) waive, release or assign any material rights or claims under any of such material contracts; or (iii) enter into any material contract;

(g)	neither the Company nor any of its subsidiaries will (i) change any of the accounting methods used by it except for such changes required by United States generally accepted accounting principles; (ii) make any tax election or change any tax election already made, adopt any tax accounting method; (iii) change any tax accounting method, enter into any closing agreement or (iv) settle any claim or assessment relating to taxes or consent to any claim or assessment relating to taxes or any waiver of the statute of limitations for any such claim or assessment;

(h)	neither the Company nor any of its subsidiaries will pay, discharge or satisfy any claims, liabilities or obligations (whether absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business consistent with past practice, or of claims, liabilities or obligations reflected or reserved against in the financial statements of the Company for the period ended May 31, 2003 or incurred since May 31, 2003 in the ordinary course of business consistent with past practice;

(i)	neither the Company nor any of its subsidiaries will (i) settle or commence any action, suit, claim, litigation or other proceeding involving an amount in excess of $50,000 or, in the aggregate, an amount in excess of $250,000 or (ii) enter into any consent decree, injunction or other similar restraint or form of equitable relief in settlement of any action, suit, claim, litigation or other proceeding;

(j)	neither the Company nor any of its subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than, with respect to the Company, the Merger);

(k)

neither the Company nor any of its subsidiaries will take any action that would reasonably be expected to result in any of the conditions to the Merger in the Merger Agreement or any of the conditions to the

Offer not being satisfied or that would reasonably be expected to materially delay the consummation of, or materially impair the ability of the Company to consummate, the transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement;

(l)	neither the Company nor any of its subsidiaries will make any capital expenditure which (i) exceeds $30,000 in the aggregate for the remainder of fiscal year 2003 or (ii) is not in all material respects in accordance with the annual budget for the fiscal year 2004; and

(m)	neither the Company nor any of its subsidiaries will enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

No Solicitation.    The Company agreed to immediately cease any and all existing discussions, negotiations and communications with any person with respect to any tender or exchange offer involving the Company, any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, the Company, any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company other than the transactions contemplated by the Merger Agreement (each an “Acquisition Proposal”). Except as provided in the Merger Agreement with respect to a Superior Proposal (defined below), from the date of the Merger Agreement until the earlier of the Effective Time, the termination of the Merger Agreement and the time at which directors designated by Flexsteel and/or the Purchaser constitute a majority of the directors on the Company Board, the Company will not and will not authorize or permit its officers, directors, employees, investment bankers, attorneys, accountants or other agents to directly or indirectly (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) in the event of an unsolicited Acquisition Proposal for the Company, engage in negotiations or discussions with, or provide any information or data to, any person (other than Flexsteel or any of its affiliates or representatives) relating to any Acquisition Proposal.

Notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer, the Company may furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in its confidentiality agreements with Flexsteel and may negotiate and participate in discussions and negotiations with such person concerning an Acquisition Proposal if, but only if, (x) such Acquisition Proposal provides for consideration to be received by holders of all, but not less than all, of the issued and outstanding Shares and is reasonably likely to be consummated promptly; (y) such person making the Acquisition Proposal has on an unsolicited basis, and in the absence of any violation of these restrictions by the Company or any of its representatives, submitted a bona fide, written proposal to the Company relating to any such transaction which the Company Board determines in good faith, after receiving advice from the company’s financial advisors, involves consideration to the holders of the Shares that is superior to the consideration offered pursuant to the Offer and otherwise represents a superior transaction to the Offer and the Merger and which is not conditioned upon obtaining financing; and (z) in the good faith opinion of the Company Board, after consultation with outside legal counsel to the Company, providing such information or access or engaging in such discussions or negotiations is in the best interests of the Company and its stockholders and the failure to provide such information or access or to engage in such discussions or negotiations would cause the Company Board to violate its fiduciary duties to the Company’s stockholders under applicable law (an Acquisition Proposal which satisfies clauses (x), (y) and (z) is referred to in the Merger Agreement as a “Superior Proposal”). The Company will promptly, and in any event within one business day following its determination that an Acquisition Proposal is a Superior Proposal and prior to providing any such party with any material non-public information, notify Flexsteel of the receipt of the same, which notice will include the name of the person making such Superior Proposal, the material terms and conditions of such Superior Proposal and any subsequent changes to such terms and conditions. The Company will promptly provide to Flexsteel any material non-public information regarding the Company provided to any other party which was not previously provided to Flexsteel, such additional information to be provided no later than the date it is provided to the other party.

The Merger Agreement provides that neither the Company Board nor any committee thereof may (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the transactions contemplated by the Merger Agreement, to Flexsteel or to the Purchaser, the approval or recommendation by the Company Board of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares in the Offer, the Company Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal (an “Acquisition Agreement”), in each case at any time after the fifth business day following the Company’s delivery to Flexsteel of written notice advising Flexsteel that the Company Board has received a Superior Proposal, specifying the material terms and conditions of the Superior Proposal and identifying the person making the Superior Proposal. The Company may not enter into an acquisition agreement with respect to a Superior Proposal unless the Company complies with the procedures for terminating the Merger Agreement described below. Any withdrawal, modification or change of the recommendation of the Company Board, the approval or recommendation or proposed approval or recommendation of any Superior Proposal or the entry by the Company into any acquisition agreement with respect to a Superior Proposal will not change the approval of the Company Board for purposes of causing any state takeover statute or other state law to be applicable to the transactions contemplated by the Merger Agreement (including each of the Offer, the Merger and the Tender and Voting Agreements).

The Company may terminate the Merger Agreement and enter into an acquisition agreement with respect to a Superior Proposal, if, prior to any such termination, (i) the Company has provided Flexsteel written notice that it intends to terminate the Merger Agreement, identifying the Superior Proposal and the parties thereto and delivering a copy of the acquisition agreement for the Superior Proposal in the form to be entered into, (ii) within a period of five full business days following the delivery of the notice of intent to terminate, Flexsteel does not propose adjustments in the terms and conditions of the Merger Agreement which the Company Board determines in its good faith judgment (after receiving the advice of its financial advisor) to be as favorable to the Company’s stockholders as the Superior Proposal and (iii) at least five full business days after the Company has delivered the notice of intent to terminate, the Company delivers to Flexsteel (A) a written notice of termination of the Merger Agreement and (B) a wire transfer of immediately available funds in the amount of the termination fee described below.

The Merger Agreement also provides that the Company agrees to promptly notify Flexsteel if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company or its representatives, in each case, in connection with an Acquisition Proposal or the possibility or consideration of making an Acquisition Proposal, which notice shall identify the name of the person making such proposal or request or seeking such negotiations or discussions, the material terms and conditions of any offer or proposal and any subsequent changes to such terms and conditions. The Company also may not terminate, amend, modify or waive any standstill or confidentiality agreements between the Company and any other party entered into prior to the date of the Merger Agreement.

Insurance and Indemnification.    The Merger Agreement provides that the Certificate of Incorporation and the By-laws of the Surviving Corporation must contain provisions no less favorable with respect to indemnification and elimination of liability than are set forth in the Certificate of Incorporation and the By-laws of the Company and that these provisions may not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights of individuals, who were directors, officers, employees or agents of the Company at or prior to the Effective Time, unless such modification is required by law.

The Merger Agreement provides that, for a period of six years after the Effective Time, Flexsteel and Surviving Corporation will, jointly and severally, indemnify, defend and hold harmless each person who is currently, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any of its subsidiaries (each an “Indemnified Party”)

against all expenses (including reasonable attorneys’ fees), judgements, and amounts paid in settlement actually and reasonably incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation by reason of the fact that the Indemnified Party is or was a director or officer of the Company or any of its subsidiaries and pertaining to any matter existing or arising out of actions or omissions occurring at or prior to the Effective Time including, without limitation, any claim arising out of the Merger Agreement or any of the transactions contemplated by the Merger Agreement, whether asserted or claimed prior to, at or after the Effective Time. Flexsteel and the Surviving Corporation are not required to indemnify any Indemnified Party if it is determined that the Indemnified Party acted in bad faith or not in a manner such party believed to be in or not opposed to the best interests of the Company. Flexsteel and the Surviving Corporation will also advance expenses as incurred to the fullest extent permitted under applicable law, provided the person to whom such advances are made provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification. These indemnification obligations will not be deemed to grant any right to any Indemnified Party which is not permitted under Delaware law and no Indemnified Party will be entitled to indemnification in connection with any claim initiated by the Indemnified Party.

The Merger Agreement provides that Flexsteel will maintain in effect, during the three-year period commencing as of the Effective Time, a policy of directors’ and officers’ liability insurance for the benefit of each of the Indemnified Parties providing coverage and containing terms no less advantageous to the Indemnified Parties than the coverage and terms of the Company’s existing policy of directors’ and officers’ liability insurance. Flexsteel is not, however, required to pay a per annum premium in excess of 150% of the per annum premium that the Company currently pays for its existing policy of directors’ and officers’ liability insurance (provided that, (i) if the premium required to be paid by Flexsteel for such policy would exceed such 150% amount, then the coverage of such policy shall be reduced to the maximum amount of coverage, if any, that may be obtained for a per annum premium in such 150% amount, and (ii) if no such policy can be obtained for such 150% amount, Flexsteel shall be relieved of its obligations to the extent such policy is unavailable). Prior to the Effective Time, the Company, with the consent of Flexsteel, may purchase insurance for such three-year period on a prepaid non-cancelable basis, so long as the premium for such three-year period is not in excess of 200% of the per annum premium that the Company currently pays for its existing policy of directors’ and officers’ liability insurance, in which case Flexsteel shall have no obligation to maintain such insurance.

Employee Stock Options and Other Employee Benefits.    The Merger Agreement provides that, prior to the Effective Time, the Company will take all necessary actions so that at the Effective Time, each unexpired and unexercised stock option under the Company’s option plans, or, with certain exceptions, otherwise granted by the Company outside of such option plans (the “Options”), will be assumed by Flexsteel in accordance with the existing terms of the Options and the applicable option plans as of the Effective Time. At the Effective Time, each Option assumed by Flexsteel will be automatically converted into an option (each, a “New Flexsteel Option”) to purchase common stock, par value $1.00 per share, of Flexsteel (the “Flexsteel Common Shares”). With respect to each such New Flexsteel Option (i) the number of Flexsteel Common Shares subject to such New Flexsteel Option will be determined by multiplying the number of Shares subject to such Option immediately prior to the Effective Time by the Option Exchange Ratio (as defined below), and rounding any fractional share up to the nearest whole share (except as otherwise required by law) and (ii) the per share exercise price of such New Flexsteel Option will be determined by dividing the exercise price per share specified in the assumed Option by the Option Exchange Ratio, and rounding the exercise price thus determined up to the nearest whole cent (except as otherwise required by law). New Flexsteel Options will otherwise be subject to the same terms and conditions as the assumed Options. The “Option Exchange Ratio” means the Offer Price divided by the average of the closing prices per Flexsteel Common Share as reported in The Wall Street Journal for each of the ten consecutive trading days in the period ending (and inclusive of) the date that is five trading days prior to the Effective Time. Any option that is not assumed by Flexsteel and that remains unexercised as of the Effective Time will continue in effect until it is exercised or expires in accordance with its terms.

The Merger Agreement provides that prior to the Effective Time, the Company will take all necessary actions so that at the Effective Time, (i) all amounts credited to any participant under the DMI Furniture, Inc.

Stock Compensation and Deferral Plan for Outside Directors (the “Director Deferral Plan”) will be paid in cash to the participant, (ii) all liabilities under the Director Deferral Plan will be extinguished and (iii) the Director Deferral Plan will be terminated and made of no further force or effect.

Pursuant to the Merger Agreement, Flexsteel has agreed that during the period commencing at the Effective Time and ending on the date which is one year after the Effective Time, the employees of the Company or any of its subsidiaries, other than those covered by any applicable collective bargaining agreement, immediately before the Effective Time (the “Company Employees”) will continue to be provided with salary and benefits under employee benefit plans (other than defined benefit pension plans, plans providing for retiree medical benefits, incentive pay plans, plans that provide equity-based compensation and plans that provide for payments or benefits upon a change in control) that are not substantially less favorable in the aggregate than the benefits provided by the Company and any of its subsidiaries to Company Employees immediately before the Effective Time. The salaries and benefits of Company Employees covered by a collective bargaining agreement will be provided in accordance with the applicable collective bargaining agreement.

For purposes of all employee benefit plans, programs and agreements maintained by or contributed to by Flexsteel and its subsidiaries (including, after the Effective Time, the Surviving Corporation), Flexsteel will, or will cause its subsidiaries to cause each such plan, program or arrangement to credit the service of any Company Employee with the Company or its subsidiaries immediately prior to the Effective Time (to the same extent such service is recognized under analogous plans, programs or arrangements of the Company or its affiliates prior to the Effective Time) as service rendered to Flexsteel or its subsidiaries, as the case may be, for all purposes, other than for benefit accrual purposes under any defined benefit plan or to the extent there would result a duplication of benefits. Company Employees will also be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the Effective Time occurs, to the extent that, following the Effective Time, they participate in any other plan for which deductibles or co-payments are required. Flexsteel will also cause each Parent Plan (as defined below) to waive any preexisting condition which was waived under the terms of any employee benefit plan immediately prior to the Effective Time or waiting period limitation which would otherwise be applicable to a Company Employee at or after the Effective Time. For purposes of the Merger Agreement, a “Parent Plan” means such employee benefit plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or other employee benefit or fringe benefit program, that may be in effect generally for employees of Company and its subsidiaries from time to time. The extent to which the foregoing provisions apply to employees covered by a collective bargaining agreement will be determined by the terms of the collective bargaining agreement.

The Merger Agreement provides that, as of the Effective Time, the Surviving Corporation will assume the Amendments to Employment Agreements and Officer Severance Agreements, dated as of May 19, 1988, between the Company and Donald D. Dreher and Joseph G. Hill in accordance with the terms of such agreements.

Conditions to the Merger.    The Merger Agreement provides that the obligations of Flexsteel, the Purchaser and the Company to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time, any and all of which may be waived in whole or in part by Flexsteel, the Purchaser and the Company, to the extent permitted by law:

(a)	if required under the DGCL, the Certificate of Incorporation or Bylaws of the Company, the approval of the Merger and the Merger Agreement by the requisite vote of the Company’s stockholders shall have been obtained;

(b)	the absence of any injunction or action entered by any Governmental Entity which prohibits the consummation of the Merger; and

(c)	the Purchaser shall have purchased Shares pursuant to the Offer.

Termination.    The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after stockholder approval:

(a)	by mutual written consent of Flexsteel and the Company;

(b)	by either Flexsteel or the Company (i) if, prior to the purchase of any Shares in the Offer, a court of competent jurisdiction or other Governmental Entity has issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement, (ii) if the Offer is not commenced within ten (10) business days following the date of the Merger Agreement, (iii) if the Offer expires without any Shares being purchased or (iv) if the Offer has not been consummated by November 30, 2003; provided, however, that the right to terminate the Merger Agreement pursuant to clause (ii), (iii) or (iv) above will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to be commenced within ten (10) business days following the date of the Merger Agreement, the failure of the Shares to be purchased in the Offer or the failure of the Offer to be consummated by November 30, 2003, as applicable;

(c)	by Flexsteel, at any time prior to the purchase of the Shares pursuant to the Offer, if (i) the Company Board or any committee thereof withdraws, modifies, or changes its recommendation in respect of the Merger Agreement, the Offer or the Merger in a manner adverse to the transactions contemplated by the Merger Agreement, to Flexsteel or to the Purchaser, (ii) the Company Board or any committee thereof recommends or approves, or publicly announces a neutral position with respect to, any Acquisition Proposal, (iii) the Company Board or any committee thereof resolves to do any of the foregoing, (iv) the Company Board or any committee thereof fails to affirm its recommendation in respect of the transactions contemplated by the Merger Agreement within seven days of a request to do so by Flexsteel, (v) the Company violates or breaches any of its non-solicitation obligations described above or (vi) the Company has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would give rise to the failure of a condition set forth in paragraph (f) or (g) described below in Section 14—“Certain Conditions of the Offer” and (B) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to the Company; or

(d)	by the Company, at any time prior to the purchase of the Shares in the Offer, (i) to accept a Superior Proposal as described above or (ii) if Flexsteel or the Purchaser has breached in any material respect any of the representations, warranties, covenants or agreements contained in the Merger Agreement and such breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Flexsteel.

Fees and Expenses.    If (i) Flexsteel terminates the Merger Agreement pursuant to paragraph (c) clauses (i)-(v) above under “—Termination” or (ii) the Company terminates the Merger Agreement pursuant to paragraph (d) clause (i) above under “—Termination”; or (iii) (A) either (1) either Flexsteel or the Company terminates the Merger Agreement pursuant to paragraph (b) clauses (ii)-(iv) above under “—Termination” or (2) Flexsteel terminates the Merger Agreement pursuant to paragraph (c) clause (vi) above under “—Termination” due to the failure of the condition set forth in paragraph (g) described below in Section 14—“Certain Conditions of the Offer”, and (B) prior to the date of such termination, an Acquisition Proposal has been publicly announced or communicated to the Company Board and not withdrawn prior to the date of such termination and within twelve months of any such termination, the Company enters into a definitive agreement with any third party with respect to an Acquisition Proposal or any such a transaction is consummated, then the Company must pay  to Flexsteel a termination fee of $1,000,000. The Company must pay Flexsteel the termination fee (x) concurrently with the termination in the case of a termination pursuant to paragraph (d) clause (i) above under “—Termination”, (y) within two business days after a termination pursuant to paragraph (c) clauses (i)-(v) above under “—Termination”, and (z) upon the earlier to occur of the execution of a definitive agreement and the consummation of a transaction in accordance with a termination described in clause (iii) of this paragraph.

Amendment.    The Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated thereby, by written agreement of the parties, but, after the purchase of Shares pursuant to the Offer, any amendment must be approved by a majority of the Independent Directors as described above and, after the approval of the Merger Agreement by the stockholders of the Company, no amendment may be made which by law requires further approval by such stockholders without obtaining such further approval.

Tender and Voting Agreements.    The following is a summary of the material provisions of the Tender and Voting Agreements, a form of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the form of Tender and Voting Agreement, which is incorporated by reference herein.

In connection with the execution of the Merger Agreement, Flexsteel and the Purchaser entered into the Tender and Voting Agreements with certain stockholders of the Company, including Donald D. Dreher, President, Chairman of the Board and Chief Executive Officer of the Company, Joseph G. Hill, Executive Vice President, Operations, of the Company, Foster Holdings, Inc. and LBR&M Associates, L.P. (each a “Tendering Stockholder”). David M. Martin, a director of the Company, is the President of Foster Holdings and General Partner of LBR&M Associates. The Tendering Stockholders own an aggregate of 409,193 Shares representing approximately 8% of the Shares outstanding (on a fully-diluted basis) on the date of the Merger Agreement. The Tendering Stockholders also hold options to acquire 497,101 Shares. Under the terms of the Tender and Voting Agreements, any Shares received by the Tendering Stockholders upon the exercise of stock options are subject to the provisions of the Tender and Voting Agreements.

Each Tendering Stockholder has agreed that, unless their respective Tender and Voting Agreement is terminated as described below, (i) the Tendering Stockholder will validly tender or cause to be validly tendered its Shares to Purchaser pursuant to the Offer as promptly as practicable, and in any event no later than the tenth business day following the commencement of the Offer (except that any Shares held in the name of a brokerage firm or similar agent or intermediary will be tendered as soon as reasonably practicable, but in any event not later than five business days prior to the initial scheduled expiration date of the Offer) and (ii) the Tendering Stockholder will not withdraw or cause to be withdrawn any of the Tendering Stockholder’s Shares tendered in the Offer unless the Offer is terminated or has expired without Purchaser purchasing all Shares validly tendered in the Offer.

Each Tendering Stockholder has also agreed that unless their respective Tender and Voting Agreement is terminated as described below, they will not: (i) transfer, assign, sell, gift-over, pledge or otherwise dispose of any or all of their Shares or any right or interest therein; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of their Shares; (iv) deposit any of their Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of their Shares; (v) exercise, or give notice of an intent to exercise, any options unless the Shares underlying such options become subject to their respective Tender and Voting Agreement upon such option exercise; or (vi) take any other action, other than in such Tendering Stockholder’s capacity as an officer or director of the Company, that would in any way restrict, limit or interfere with the performance of such Tendering Stockholder’s obligations under their respective Tender and Voting Agreement or the transactions contemplated thereby.

Each Tendering Stockholder irrevocably granted to, and appointed, Flexsteel and any designee of Flexsteel, the Tendering Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Tendering Stockholder, to vote their Shares, or to grant a consent or approval in respect of their Shares, in connection with any meeting of the stockholders of the Company or any action by written consent in lieu of a meeting of stockholders of the Company (i) in favor of the Merger or any other transaction pursuant to which Flexsteel or the Purchaser proposes to acquire the Company, whether by tender offer, merger, or otherwise, in which stockholders of the Company would receive consideration for their Shares equal to or greater than the consideration to be received by such stockholders in the Offer and the Merger, and/or (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including, but not limited to, any other extraordinary corporate transaction, including a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company and a third party, or any other proposal of a third party to acquire the Company. The Tendering Stockholders agreed to vote their Shares as instructed by Flexsteel in writing, if for any reason the proxy granted by each in the Tender and Voting Agreements is not irrevocable.

Each Tendering Stockholder agreed that it will not, directly or indirectly, (i) solicit, initiate, endorse, accept or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with respect to, or participate in, assist, facilitate, endorse or encourage any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal; provided, however, that a Tendering Stockholder is not precluded from acting in its capacity as an officer or director of the Company, or taking any action in such capacity (including at the direction of the Company Board), but only in either such case as and to the extent permitted by the Merger Agreement. Each Tendering Stockholder agreed to immediately cease participating in any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal.

The Tender and Voting Agreements terminate upon the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms.

Confidentiality Agreements.    The following is a summary of the material provisions of the Confidentiality Agreement, dated as of December 5, 2002, between the Company and Flexsteel (the “Confidentiality Agreement”) and the Mutual Confidentiality Agreement, dated as of May 14, 2003, between the Company and Flexsteel (the “Mutual Confidentiality Agreement”), which are filed as exhibits to the Schedule TO. The summary is qualified in its entirety by reference to such confidentiality agreements, which are incorporated by reference herein.

The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Flexsteel agrees to keep confidential all non-public information furnished to it by the Company, subject to customary exceptions, and to use such confidential information only for the purpose of evaluating a possible transaction involving the Company and Flexsteel.

The Confidentiality Agreement also provides that until December 5, 2004, Flexsteel may not, directly or indirectly, without the prior written consent of the Company Board, (i) acquire, agree to acquire or make any proposal to acquire, directly or indirectly, greater than 5% of any class of voting securities or any property of the Company or any of its affiliates, (ii) propose to enter into, directly or indirectly, any merger, consolidation, recapitalization, business combination or other similar transaction involving the Company or any of its affiliates, (iii) make, or participate in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates, (iv) form, join or participate in a “group” with respect to any voting securities of the Company or any of its affiliates, (v) otherwise act, alone or in concert with others, to seek control or influence the management, Company Board or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the these restrictions, or (vii) advise, assist or encourage any other person in connection with any of the foregoing.

The Mutual Confidentiality Agreement contains customary provisions pursuant to which, among other matters, each of Flexsteel and the Company agree to keep confidential all confidential information furnished by the other party, subject to customary exceptions.

12.    Purpose of the Offer; Plans for the Company.

Purpose of the Offer.    The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

The Company Board has approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the Company Board may be required to submit the

Merger Agreement to the Company’s stockholders for approval at a stockholder’s meeting convened for that purpose in accordance with the DGCL. If stockholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement at the Company stockholders’ meeting without the affirmative vote of any other stockholder. If the Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, the Merger may be consummated without a stockholder meeting and without the approval of the Company’s stockholders. The Merger Agreement provides that the Purchaser will be merged into the Company and that the certificate of incorporation and bylaws of the Purchaser will be the certificate of incorporation and bylaws of the Surviving Corporation following the Merger; provided that the name of the Surviving Corporation will be “DMI Furniture, Inc.”

Appraisal Rights.    Under the DGCL, holders of Shares do not have dissenters’ rights as a result of the Offer. In connection with the Merger, however, stockholders of the Company will have the right to dissent and demand appraisal of their Shares under the DGCL. Dissenting stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger.

Plans for the Company.    Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, Flexsteel currently intends to seek maximum representation on the Company Board, subject to the requirement in the Merger Agreement regarding the presence of at least two Independent Directors on the Company Board until the Effective Time. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Flexsteel currently intends to maintain the Company’s headquarters in Louisville, Kentucky, and to retain the Company’s existing management. Flexsteel will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Flexsteel intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization, indebtedness and management with a view to optimizing development of the Company’s potential in conjunction with Flexsteel’s existing business.

Prior to entering into the Merger Agreement, the Company entered into an amendment to its credit facility, which, among other things, amended the terms of the credit facility to permit the consummation of the Offer and the Merger. Flexsteel is evaluating the Company’s borrowing requirements and may seek to renegotiate or refinance all or a portion of the Company’s existing credit facility following the consummation of the Merger.

Except as described above or elsewhere in this Offer to Purchase, the Purchaser and Flexsteel have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale  or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s dividend policy, capitalization or indebtedness, (iv) any change in the Company Board or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange. Act.

13.    Certain Effects of the Offer.

Market for the Shares.    The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.    The Shares are quoted on The Nasdaq SmallCap Market. According to Nasdaq’s published guidelines, the Shares might no longer be eligible for inclusion on the Nasdaq SmallCap Market if, among other things, the number of publicly held Shares falls below 500,000, the number of record holders of 100 shares or more falls below 300 or the market value of publicly held Shares over a 30-consecutive business day period is less than $1,000,000. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose.

If as a result of the purchase of Shares in the Offer or otherwise, the Shares cease to be quoted on the Nasdaq SmallCap Market, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations.    The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be

“margin securities” or be eligible for trading on the Nasdaq SmallCap Market. Flexsteel and the Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14.    Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser’s right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if by the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement), (i) the Minimum Condition shall not be satisfied or (ii) at any time on or after August 12, 2003 and prior to the acceptance for payment of Shares pursuant to the Offer, any of the following events shall occur and be continuing:

(a)	there shall be pending any suit, action or proceeding by any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, foreign or domestic (a “Governmental Entity”) against the Purchaser, Flexsteel, the Company or any of its subsidiaries (i) seeking to restrain or prohibit Flexsteel’s or the Purchaser’s ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company’s and its subsidiaries’ businesses or assets, or to compel Flexsteel or the Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Flexsteel and their respective subsidiaries, (ii) challenging the acquisition by Flexsteel or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or seeking to obtain from the Company, Flexsteel or the Purchaser any material damages, (iii) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (iv) seeking to impose limitations on the ability of the Purchaser or Flexsteel to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company’s stockholders; or (v) which otherwise would reasonably be expected to have a Company Material Adverse Effect;

(b)	there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable by any Governmental Entity, to the Offer or the Merger, or any other action shall be taken by any Governmental Entity that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c)	there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (ii) any limitation (whether or not mandatory) by any Governmental Entity on the extension of credit generally by banks or other financial institutions or (iii) a change in general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans for credit worthy borrowers;

(d)	since August 12, 2003, there shall have occurred any events or changes which have had or which would reasonably be expected to have or constitute, individually or in the aggregate, a Company Material Adverse Change or a Company Material Adverse Effect;

(e)

the Company Board or any committee thereof shall have (i) withdrawn, or modified or changed its recommendation in respect of the Merger Agreement, the Offer or the Merger in a manner adverse to the transactions contemplated by the Merger Agreement, to Flexsteel or to the Purchaser (including by amendment of its Solicitation/Recommendation Statement on Schedule 14D-9), (ii) recommended or approved, or publicly announced a neutral position with respect to, any Acquisition Proposal, (iii) resolved to do any of the foregoing or (iv) failed to reaffirm its recommendation in respect of the transactions contemplated by the Merger Agreement within seven days of a request to do so by Flexsteel;

(f)	any of the representations or warranties of the Company contained in the Merger Agreement shall not be true and correct (without giving effect to any qualifications as to “materiality” or Company Material Adverse set forth therein), in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement (except that any representations or warranties that speak as of a specified date need only be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct (without giving any effect to any qualifications as to “materiality” or Company Material Adverse Effect set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(g)	the Company shall have materially breached or failed, in any material respect, to perform or to comply with its agreements and covenants to be performed or complied with by it under the Merger Agreement; or

(h)	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the benefit of Flexsteel and the Purchaser, may be asserted by Flexsteel or the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Flexsteel or the Purchaser in whole or in part at any time and from time to time in the discretion of Flexsteel or the Purchaser, subject in each case to the terms of the Merger Agreement. The failure by Flexsteel or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15.    Certain Legal Matters; Regulatory Approvals.

General.    The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 15, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Flexsteel as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 14— “Certain Conditions of the Offer.”

State Takeover Statutes.    A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporation incorporated outside of Florida.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company Board approved for purposes of Section 203 the entering into by the Purchaser, Flexsteel and the Company of the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Flexsteel and the Purchaser by virtue of such actions. In addition, the Company Board approved for purposes of Section 203 the entering into of the Tender and Voting Agreements by the Purchaser, Flexsteel and the Tendering Stockholders and the transactions contemplated thereby and has taken all appropriate action so that Section 203 with respect to the Company, will not be applicable to Flexsteel and the Purchaser by virtue of such action.

The Purchaser is not aware of any state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and the Company, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 14—“Certain Conditions of the Offer.”

United States Antitrust Law.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated under the HSR Act by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The Offer and the Merger are not subject to the filing and waiting period requirements of the HSR Act.

Notwithstanding the foregoing, the FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before the Purchaser’s acquisition of Shares, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Purchaser’s acquisition of Shares in the Offer, the Merger or otherwise, or seeking the divestiture of Shares acquired by the Purchaser, or the divestiture of substantial assets of Flexsteel or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. The Purchaser does not believe that the consummation of the Offer or the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, what the result will be. See Section 14—“Certain Conditions of the Offer” of this Offer to Purchase for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

Foreign Antitrust Law.    The antitrust and competition laws of certain foreign countries may apply to the Offer and the Merger and filings and notifications may be required. The Purchaser, Flexsteel and the Company are reviewing whether any such filings are required in connection with the Offer or the Merger and intend to make such filings promptly to the extent required. However, the Purchaser does not currently believe that any such filings will be required.

Going Private Transactions.    The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

16.    Fees and Expenses.

Braydon Partners, LLC has acted as financial advisor to Flexsteel in connection with the proposed acquisition of the Company. Braydon Partners, LLC will receive reasonable and customary compensation for its services as financial advisor and will be reimbursed for certain out-of-pocket expenses. Flexsteel will indemnify Braydon Partners, LLC and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

Flexsteel and the Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer and Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Flexsteel nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

17.    Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Flexsteel or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7—“Certain Information Concerning the Company” above.

Churchill Acquisition Corp.

August 20, 2003

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

FLEXSTEEL AND THE PURCHASER

1.    Directors and Executive Officers of Flexsteel.    The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Flexsteel. Unless otherwise indicated, the current business address of each person is 3400 Jackson Street, Dubuque, Iowa 52004-0877. Each director and officer is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
L. Bruce Boylen	Chairman of the Board of Flexsteel Industries, Inc. since 2001; Vice President of Fleetwood Enterprises, Inc. (manufacturer of recreational vehicles and manufactured homes) (retired). Mr. Boylen has been a director of Flexsteel since 1993. Age 70.

Jeffrey T. Bertsch	Vice President Corporate Services of Flexsteel Industries, Inc. since 1989. Mr. Bertsch has been a director of Flexsteel since 1997. Mr. Bertsch also serves as a director of Churchill Acquisition Corp. and American Trust and Savings Bank (Dubuque, Iowa) and as a director and secretary of Retirement Investment Corporation. Mr. Bertsch previously served as a Trustee of the University of Dubuque. Age 48.

Patrick M. Crahan	Vice President, Dubuque Upholstering Division, of Flexsteel Industries, Inc. since 1989. Mr. Crahan has been a director of Flexsteel since 1997. Mr. Crahan also serves as a director of Churchill Acquisition Corp. and American Trust and Savings Bank (Dubuque, Iowa) and as a Trustee of the University of Dubuque. Age 55.

Lynn J. Davis	General Partner of Tate Capital Partners (venture capital, 3600 Minnesota Drive, Minneapolis, Minnesota 55435) since 2002; President of ADC Telecommunications, Inc. during 2001; Senior Vice President of ADC Telecommunications, Inc. from 1991 to 2001. Mr. Davis has been a director of Flexsteel since 1999. Mr. Davis also serves as a director of Automated Quality Technologies, Inc. (a manufacturer of non-contact measurement equipment), Infrared Solutions (a manufacturer of specialty camera equipment) and Parlex Corp. (a manufacturer of flexible printed circuits). Age 56.

Robert E. Deignan	Partner of Baker & McKenzie (law firm, One Prudential Plaza, 130 East Randolph Drive, Chicago, Illinois 60601) since 1972. Mr. Deignan has been a Director of Flexsteel since 2001. Age 64.

Name	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Thomas E. Holloran	Professor Emeritus, School of Business, University of St. Thomas (1000 LaSalle Avenue, Minneapolis, Minnesota 55403) since 2001; Professor since 1985. Mr. Holloran has been a director of Flexsteel since 1971. Mr. Holloran serves as a director of the Center for Diagnostic Imaging. Mr. Holloran previously served as a director of Medtronic, Inc. from 1960 through 2000, ADC Telecommunications, Inc. from 1985 through 2000, Malt-O-Meal Company from 1985 through 2000, MTS Systems Company from 1972 through 2000 and National City Bancorporation and National City Bank (Minneapolis, Minnesota) from 1989 through 2000. Age 73.

K. Bruce Lauritsen	Chief Executive Officer and President of Flexsteel Industries, Inc. since 1993. Mr. Lauritsen has been a director of Flexsteel since 1987. Mr. Lauritsen also serves as a director and the President of Churchill Acquisition Corp. Age 60.

Edward J. Monaghan	Chief Operating Officer and Executive Vice President of Flexsteel Industries, Inc. since 1993. Mr. Monaghan has been a director of Flexsteel since 1987. Mr. Monaghan also serves as a Vice President of Churchill Acquisition Corp. Age 64.

Eric S. Rangen	Vice President and Chief Financial Officer of Alliant Techsystems, Inc. (aerospace and defense products, 5050 Lincoln Drive, Edina, Minnesota 55436) since 2001; Partner of Deloitte & Touche LLP (accounting firm) from 1994 to 2000. Mr. Rangen has been a director of Flexsteel since 2002. Age 46.

James R. Richardson	Senior Vice President Marketing of Flexsteel Industries, Inc. since 1994. Mr. Richardson has been a director of Flexsteel since 1990. Mr. Richardson also serves as a Vice President of Churchill Acquisition Corp. Age 59.

Marvin M. Stern	Vice President, Sears-Roebuck Company (retailer) (retired). Mr. Stern has been a director of Flexsteel since 1998. Age 67.

Thomas D. Burkart	Senior Vice President of Vehicle Seating of Flexsteel Industries, Inc. since 1994. Age 60.

Ronald J. Klosterman	Vice President Finance / Chief Financial Officer & Secretary of Flexsteel Industries, Inc. since 1995. Mr. Klosterman also serves as the Treasurer and Secretary of Churchill Acquisition Corp. Age 55.

2.    Directors and Executive Officers of the Purchaser.    The following table sets forth the name, present principal occupation of employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. Unless otherwise indicated, the current business address of each person is 3400 Jackson Street, Dubuque, Iowa 52004-0877. Each director and officer is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Jeffrey T. Bertsch	Vice President Corporate Services of Flexsteel Industries, Inc. since 1989. Mr. Bertsch has been a director of Churchill Acquisition Corp. since its inception in August 2003. Mr. Bertsch also serves as a director of Flexsteel, a director of American Trust and Savings Bank (Dubuque, Iowa) and a Trustee of the University of Dubuque. Age 40.

Patrick M. Crahan	Vice President, Dubuque Upholstering Division, of Flexsteel Industries, Inc. since 1989. Mr. Crahan has been a director of Churchill Acquisition Corp. since its inception in August 2003. Mr. Crahan also serves as a director of Flexsteel, a director of American Trust and Savings Bank (Dubuque, Iowa) and a Trustee of the University of Dubuque. Age 55.

K. Bruce Lauritsen	Chief Executive Officer and President of Flexsteel Industries, Inc. since 1993. Mr. Lauritsen has been a director and the President of Churchill Acquisition Corp. since its formation in August 2003. Mr. Lauritsen also serves as a director of Flexsteel. Age 60.

Edward J. Monaghan	Chief Operating Officer and Executive Vice President of Flexsteel Industries, Inc. since 1993. Mr. Monaghan has been a Vice President of Churchill Acquisition Corp. since its formation in August 2003. Mr. Monaghan also serves as a director of Flexsteel. Age 64.

James R. Richardson	Senior Vice President Marketing of Flexsteel Industries, Inc. since 1994. Mr. Richardson has been a Vice President of Churchill Acquisition Corp. since its formation in August 2003. Mr. Richardson also serves as a director of Flexsteel. Age 59.

Ronald J. Klosterman	Vice President Finance / Chief Financial Officer & Secretary of Flexsteel Industries, Inc. since 1995. Mr. Klosterman has been the Treasurer and Secretary of Churchill Acquisition Corp. since its formation in August 2003. Age 55.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required, documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer and Trust Company

By Facsimile Transmission

(for Eligible Institutions only):

(718) 236-2641

Confirm by Telephone:

(800) 937-5449

By Mail: American Stock Transfer and Trust Company P.O. Box 2042 New York, NY 10272-2042	By Overnight Courier: American Stock Transfer and Trust Company Operations Center 6201 15th Avenue Brooklyn, NY 11219	By Hand: American Stock Transfer and Trust Company 59 Maiden Lane New York, NY 10038

Other Information:

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokerage Firms Call Collect: (212) 750-5833